UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Steel Partners Holdings L.P.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

85814R107
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85814R107	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
ENTRUST PARTNERS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,434,309

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,434,309

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,434,309

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.0%

12	TYPE OF REPORTING PERSON
IA

CUSIP No. 85814R107	Page 3 of 10 Pages

NAMES OF REPORTING PERSONS
ENTRUST PARTNERS OFFSHORE LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,434,309

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,434,309

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,434,309

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.0%

12	TYPE OF REPORTING PERSON
IA

CUSIP No. 85814R107	Page 4 of 10 Pages

NAMES OF REPORTING PERSONS
GREGG S. HYMOWITZ

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,434,309

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,434,309

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,434,309

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.0%

12	TYPE OF REPORTING PERSON
IN

CUSIP No. 85814R107	Page 5 of 10 Pages

Item 1(a).	Name of Issuer:

Steel Partners Holdings L.P.

Item 1(b).	Address of Issuer's Principal Executive Offices:

590 Madison Avenue, 32nd Floor New York, New York, 10022

Item 2(a).	Name of Persons Filing:

This Statement is being filed jointly by (i) EnTrust Partners LLC, a Delaware limited liability company ("Partners"); (ii) EnTrust Partners Offshore LP, a Delaware limited partnership ("Offshore"); and (iii) Mr. Gregg S. Hymowitz, who serves as the Managing Partner of Partners and Offshore.  Partners, Offshore, and Gregg S. Hymowitz are sometimes also referred to herein individually as a "Reporting Person" and collectively as "Reporting Persons".

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i) EnTrust Partners LLC -- The address of Partners' principal business and principal office is 375 Park Avenue, 24 FL, New York, NY 10152.

(ii) EnTrust Partners Offshore LP -- The address of Offshore's principal business and principal office is 375 Park Avenue, 24 FL, New York, NY 10152.

(iii) Gregg S. Hymowitz -- Mr. Hymowitz's principal address is 375 Park Avenue, 24 FL, New York, NY 10152.

Item 2(c).	Citizenship:

Partners and Offshore are organized under the laws of Delaware. Mr. Hymowitz is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

85814R107

CUSIP No. 85814R107	Page 6 of 10 Pages

Item 3.	If this Statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act.
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act.
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940.
(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Sction 3(c)(14) of the Investment Company Act of 1940.
(j)	[ ]	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	[X]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).[1]

If filing as a non-U.S. institution in accordance with Section 240.13d-1
(b)(1)(ii)(J), please specify the type of institution ________________________________________

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:

		(i)	EnTrust Partners LLC[2] -- 2,434,309

		(ii)	EnTrust Partners Offshore LP3 -- 2,434,309

		(iii)	Gregg S. Hymowitz[4] -- 2,434,309

1 Partners and Offshore are registered investment advisers.  Mr. Hymowitz is the control person of the investment advisers.

2 EnTrust Partners LLC is the general partner and investment manager of multiple investment funds, subject to the overall control of the Managing Partner, Mr. Hymowitz, and thus could be deemed to share the power to vote and dispose or direct the disposition of the reported securities held on behalf of such funds.

3 EnTrust Partners Offshore LP is the investment manager of one or more private funds subject to the overall control of the Managing Partner, Mr. Hymowitz, and thus could be deemed to share the power to vote and dispose or direct the disposition of the reported securities held on behalf of such funds.

4 Gregg S. Hymowitz is the Managing Partner of Partners and Offshore, and thus could be deemed to share the power to vote and dispose or direct the disposition of the reported securities.

CUSIP No. 85814R107	Page 7 of 10 Pages

(b)	Percent of Class:

	(i)	EnTrust Partners LLC -- 8.0%

	(ii)	EnTrust Partners Offshore LP -- 8.0%

	(iii)	Gregg S. Hymowitz -- 8.0%

(c)	Number of Shares as to which the person has:

(i) sole power to vote or to direct the vote:

	(i)	EnTrust Partners LLC -- 0

	(ii)	EnTrust Partners Offshore LP -- 0

	(iii)	Gregg S. Hymowitz -- 0

(ii) shared power to vote or to direct the vote:

(i)	EnTrust Partners LLC -- 2,434,309

(ii)	EnTrust Partners Offshore LP -- 2,434,309

(iii)	Gregg S. Hymowitz -- 2,434,309

(iii) sole power to dispose or to direct the disposition of:

(i)	EnTrust Partners LLC -- 0

(ii)	EnTrust Partners Offshore LP -- 0

(iii)	Gregg S. Hymowitz -- 0

(iv) shared power to dispose or to direct the disposition of:

(i)	EnTrust Partners LLC -- 2,434,309

(ii)	EnTrust Partners Offshore LP -- 2,434,309

(iii)	Gregg S. Hymowitz -- 2,434,309

CUSIP No. 85814R107	Page 8 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The reported securities owned by Partners, Offshore, and Mr.  Hymowitz are beneficially owned by Partners and Offshore (on behalf of numerous private investment funds including EnTrust Capital Diversified Ltd. which held 2,064,025 shares, which represents 6.8% of the Issuer's shares).   Each of Partners, Offshore, and Mr. Hymowitz may be deemed to possess the power to vote and dispose or direct the disposition of the reported securities.

Item 7.	Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 2 and Footnotes to Item 4.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 85814R107	Page 9 of 10 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  2/10/2016

By:	ENTRUST PARTNERS LLC

/s/ Gregg S. Hymowitz
	Name:	Gregg S. Hymowitz
	Title:	Managing Partner

By:	ENTRUST PARTNERS OFFSHORE LP

/s/ Gregg S. Hymowitz
	Name:	Gregg S. Hymowitz
	Title:	Managing Partner

By:	GREGG S. HYMOWITZ

/s/ Gregg S. Hymowitz

CUSIP No. 85814R107	Page 10 of 10 Pages

Exhibit 1

JOINT FILING AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees that only one statement containing the information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of the shares of common stock of Steel Partners Holdings L.P. that the Schedule 13G to which this Agreement is appended as Exhibit 1 is to be filed with the Securities and Exchange Commission on behalf of each of the undersigned on or about the date hereof.

EXECUTED as a sealed instrument this 10th day of February, 2016.

By:	ENTRUST PARTNERS LLC

/s/ Gregg S. Hymowitz
	Name:	Gregg S. Hymowitz
	Title:	Managing Partner

By:	ENTRUST PARTNERS OFFSHORE LP

/s/ Gregg S. Hymowitz
	Name:	Gregg S. Hymowitz
	Title:	Managing Partner

By:	GREGG S. HYMOWITZ

/s/ Gregg S. Hymowitz